Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2021 Q4/year-end
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2021 fourth-quarter and full-year results

Returned more than $250 million to shareholders in 2021

Production outlook of 2.65 million, 2.8 million and 2.6 million ounces in 2022, 2023 and 2024, respectively, to drive free cash flow growth

Toronto, Ontario – February 16, 2022 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the fourth-quarter and year ended December 31, 2021.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 24 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2021 full-year results and 2022 guidance:

	2021 guidance (+/- 5%)	2021 full-year results	2022 guidance (+/- 5%)
Attributable gold equivalent production[1] (ounces)	2.1 million	2.07 million	2.65 million
Attributable production cost of sales[1,2] ($ per Au eq. oz.)	$830	$828	$830
Consolidated production cost of sales[3] ($ per Au eq. oz.)	-	$832	$835
Attributable all-in sustaining cost[1,2] ($ per Au eq. oz.)	$1,110	$1,138	$1,130
Capital expenditures	$900 million	$939 million	$1,050 million

•	Attributable production[1] is expected to increase 28% year-over-year to 2.65 million Au eq. oz. in 2022, and to further increase to 2.8 million Au eq. oz. in 2023 driving significant free cash flow[2] growth.
•	Kinross expects to produce 2.6 million attributable Au eq. oz. in 2024 and an average of at least 2.5 million attributable Au eq. oz. per year over the remainder of the decade.

2021 Q4 highlights:

•	Tasiast achieved Q4 2021 production target as throughput successfully ramped up to complete mill re-start.
•	La Coipa project began commissioning on time and on budget in February 2022. Life of mine production estimates increased by 45% to 1 million Au eq. oz. extending mine life to early 2026.
•	Kinross increased proven and probable mineral reserve estimates to 32.6 million Au oz.[4], adding 2.7 million Au oz. in 2021, mainly due to additions at Udinsk and Round Mountain.
•	In 2021, Kinross returned more than $250 million in capital to shareholders consisting of $151.1 million in dividends and, as part of its share buyback program, $100.2 million in the repurchase and cancellation of 17.6 million common shares.

1 ”Attributable” includes Kinross’ 90% share of Chirano production and costs, and 70% of Manh Choh costs.

2 These figures are non-GAAP financial measures and ratios and are defined and reconciled on pages 19 to 24 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 “Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.

4 See Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2021, at www.kinross.com for more information.

p. 1 Kinross reports 2021 fourth-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on March 24, 2022 to shareholders of record at the close of business on March 9, 2022.
•	On December 8, 2021, Kinross announced an agreement to acquire Great Bear Resources and its flagship Dixie project in Red Lake, Ontario, which has significant potential to become a top-tier, large scale operation.

2021 Q4 and year-end financial results:

•	Attributable production[1] of 487,621 Au eq. oz. produced in Q4 2021, and 2,067,549 Au eq. oz. in 2021.
•	Attributable production cost of sales[1,2] of $864 per Au eq. oz. in Q4 2021, and $828 per Au eq. oz. in 2021.
•	Consolidated production cost of sales[3] of $868 per Au eq. oz. in Q4 2021 and $832 per Au eq. oz. in 2021.
•	Attributable all-in sustaining cost[1,2] of $1,312 per Au eq. oz. sold in Q4 2021, and $1,138 per Au eq. oz. sold in 2021.
•	Margins[5] of $929 per Au eq. oz. sold in Q4 2021, and $965 for 2021.
•	Adjusted operating cash flow[2] was $356.0 million in Q4 2021, and $1,309.9 million in 2021.
•	Operating cash flow[6] of $197.3 million in Q4 2021, and $1,135.2 million in 2021.
•	Free cash flow[2] was a net outflow of $100.7 million in Q4 2021, and a net inflow of $196.6 million in 2021.
•	Reported net loss[7] of $2.7 million in Q4 2021, and reported net earnings of $221.2 million, or $0.18 per share, in 2021.
•	Adjusted net earnings[2,8] of $101.8 million, or $0.08 per share in Q4 2021, and $541.3 million, or $0.43 per share, in 2021.
•	Cash and cash equivalents of $531.5 million, and total liquidity[9] of $1.9 billion at December 31, 2021. The Company repaid $500 million in Senior Notes on June 1, 2021.

Environment, Social, Governance (ESG):

•	Kinross’ ESG performance continued to rank in the top quartile of its peer group, as measured by Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P Global CSA’s ESG ratings.
•	The Company outlined its Climate Change Strategy, with the target of reducing the intensity of its scope 1 and scope 2 emissions by 30% by 2030.
•	Injury frequency rates remained in line with Kinross’ three-year averages, however, this was overshadowed by a tragic fatality at Chirano and a mill fire at Tasiast.
•	Kinross continued to work to mitigate the risks associated with the ongoing COVID-19 pandemic, and provided support to bolster vaccination rates of its workforce.
•	The Company established an ESG Executive Committee to help further strengthen ESG governance.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2021 fourth-quarter and year-end results:

“Despite some challenges during 2021, we produced approximately 2.1 million ounces. We expect to increase our production in 2022 and 2023 to 2.65 million and 2.8 million ounces, respectively, to drive robust free cash flow. Our long-term production profile remains strong, with expected production of 2.6 million ounces in 2024 and an annual average production estimate of at least 2.5 million ounces over the remainder of the decade.

“We are pleased to report that the Tasiast mill is now operating at sustained throughput levels comparable to the first half of 2021. Our development projects are also advancing well and we have started commissioning at La Coipa, where we have increased life of mine production estimates to approximately 1 million ounces and extended estimated mine life to early 2026. Kinross also successfully added to its mineral reserve estimates, which increased by 2.7 million ounces to 32.6 million gold equivalent ounces at year-end 2021.

5 “Margin” per equivalent ounce sold is defined as average realized gold price per ounce less consolidated production cost of sales per gold equivalent ounce sold.
6 Operating cash flow figures in this release represent “Net cash flow provided from operating activities,” as reported on the consolidated statements of cash flows.
7 Net earnings (loss) figures in this release represent “net earnings (loss) attributable to common shareholders,” as reported on the consolidated statements of operations.
8 Adjusted net earnings figures in this news release represent “Adjusted net earnings attributable to common shareholders.”
9 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and total available credit under our credit facilities (as calculated in Section 6 Liquidity and Capital Resources of the MD&A).

p. 2 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

“In addition, we enhanced our return of capital to shareholders by returning more than $250 million through our quarterly dividend and share buyback programs. We also finalized our agreement with the Government of Mauritania to underpin our strong partnership and announced an agreement to acquire Great Bear Resources to further strengthen our long-term growth pipeline.

“Safety and sustainability continue to be priorities, and we again ranked in the top quartile of our peer group as measured by a number of ESG ranking agencies in 2021. We also outlined a Climate Change Strategy, with the objective of a 30% reduction in intensity of scope 1 and scope 2 emissions by 2030.”

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2021	2020	2021	2020
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	491,077	627,944	2,083,016	2,383,307
Sold(c)	489,710	637,169	2,075,738	2,375,548

Attributable gold equivalent ounces(a)
Produced(c)	487,621	624,032	2,067,549	2,366,648
Sold(c)	486,547	633,149	2,060,909	2,358,927

Financial Highlights
Metal sales	$879.5	$1,195.1	$3,729.4	$4,213.4
Production cost of sales	$425.2	$436.5	$1,726.1	$1,725.7
Depreciation, depletion and amortization	$199.3	$234.0	$840.9	$842.3
Impairment charges (reversals) and asset derecognition - net	$144.5	$(602.6)	$144.5	$(650.9)
Operating (loss) earnings	$(45.5)	$992.3	$463.6	$1,899.4
Net (loss) earnings attributable to common shareholders	$(2.7)	$783.3	$221.2	$1,342.4
Basic (loss) earnings per share attributable to common shareholders	$-	$0.62	$0.18	$1.07
Diluted (loss) earnings per share attributable to common shareholders	$-	$0.62	$0.17	$1.06
Adjusted net earnings attributable to common shareholders(b)	$101.8	$335.1	$541.3	$966.8
Adjusted net earnings per share(b)	$0.08	$0.27	$0.43	$0.77
Net cash flow provided from operating activities	$197.3	$681.1	$1,135.2	$1,957.6
Adjusted operating cash flow(b)	$356.0	$527.6	$1,309.9	$1,912.7
Capital expenditures(d)	$298.0	$298.3	$938.6	$916.1
Free cash flow(b)	$(100.7)	$382.8	$196.6	$1,041.5
Average realized gold price per ounce(e)	$1,797	$1,875	$1,797	$1,774
Consolidated production cost of sales per equivalent ounce(c) sold(f)	$868	$685	$832	$726
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$864	$682	$828	$723
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$839	$653	$799	$700
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,299	$991	$1,118	$970
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,312	$1,013	$1,138	$987
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,681	$1,309	$1,458	$1,248
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,684	$1,322	$1,467	$1,260

(a)	"Total includes 100% of Chirano production. “Attributable" includes Kinross' share of Chirano (90%) production and costs and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 19 to 24 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2021 was 71.51:1 (2020 - 86.32:1). The ratio for Q4 2021 was 76.89:1 (Q4 2020 – 77.02:1).
(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(e)	“Average realized gold price per ounce” is defined as gold metal sales divided by the total number of gold ounces sold.
(f)	“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

The following operating and financial results are based on fourth-quarter and year-end 2021 gold equivalent production:

p. 3 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production1: Kinross produced 487,621 attributable Au eq. oz. in Q4 2021, compared with 624,032 attributable Au eq. oz. in Q4 2020. The decrease was largely due to lower production at Tasiast and Round Mountain.

Over the full year, Kinross produced 2,067,549 attributable Au eq. oz., in line with the Company’s revised production guidance, compared with full-year 2020 production of 2,366,648 attributable Au eq. oz. The decrease was mainly due to the temporary suspension of milling operations at Tasiast as a result of a mill fire in June 2021 and deferred mining activities at Round Mountain after wall instability was detected in Q1 2021. The decrease was slightly offset by increases in production at Fort Knox and at Bald Mountain.

Average realized gold price: The average realized gold price in Q4 2021 was $1,797 per ounce, compared with $1,875 per ounce in Q4 2020. For full-year 2021, the average realized gold price per ounce was $1,797, compared with $1,774 per ounce for full-year 2020.

Revenue: During the fourth quarter, revenue was $879.5 million, compared with $1,195.1 million during Q4 2020. Revenue was $3,729.4 million for full-year 2021, compared with $4,213.4 million for full-year 2020.

Attributable production cost of sales1, 2: Attributable production cost of sales per Au eq. oz. sold was $864 for Q4 2021, compared with $682 in Q4 2020, mainly as a result of higher costs at Paracatu, and higher costs and an increase in sales at Fort Knox. Attributable production cost of sales per Au eq. oz. sold was $828 for full-year 2021, in line with the Company’s revised guidance, compared with $723 per Au eq. oz. for full-year 2020. The increase was mainly due to higher costs at Paracatu and Round Mountain, and an increase in sales at Fort Knox.

Attributable production cost of sales per Au oz. sold on a by-product basis was $839 in Q4 2021 compared with $653 in Q4 2020, based on gold sales of 473,306 ounces and silver sales of 1,018,034 ounces. Attributable production cost of sales per Au eq. oz. sold on a by-product basis was $799 for full-year 2021, compared with $700 for full-year 2020, based on 2021 gold sales of 2,000,262 ounces and silver sales of 4,341,895 ounces.

Consolidated production cost of sales: Consolidated production cost of sales per Au eq. oz. sold was $868 for Q4 2021, compared with $685 in Q4 2020, and was $832 for full-year 2021 versus $726 in 2020.

Margins5: Kinross’ margin per Au eq. oz. sold was $929 for Q4 2021, compared with the Q4 2020 margin of $1,190. Full-year 2021 margin per Au eq. oz. sold was $965, compared with $1,048 for full-year 2020.

Attributable all-in sustaining cost1, 2: Attributable all-in sustaining cost per Au eq. oz. sold was $1,312 in Q4 2021, compared with $1,013 in Q4 2020. Full-year attributable all-in sustaining cost per Au eq. oz. sold was $1,138, and was within the Company’s 2021 revised guidance range, compared with $987 for full-year 2020.

In Q4 2021, attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,299, compared with $991 in Q4 2020. Attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,118 for full-year 2021, compared with $970 in 2020.

Operating cash flow: Adjusted operating cash flow2 for Q4 2021 was $356.0 million, compared with $527.6 million for Q4 2020. Adjusted operating cash flow2 for full-year 2021 was $1,309.9 million, compared with $1,912.7 million in 2020.

Operating cash flow was $197.3 million for Q4 2021, compared with $681.1 million for Q4 2020. Operating cash flow for full-year 2021 was $1,135.2 million, compared with $1,957.6 million for full-year 2020 mainly due to the decrease in operating earnings, higher taxes paid and unfavourable working capital movements.

Free cash flow2: Free cash flow was a net cash outflow of $100.7 million in Q4 2021, compared with a net cash inflow of $382.8 million for Q4 2020. For the full year, free cash flow was $196.6 million, compared with $1,041.5 million the previous year. The decrease in both periods were mainly due to lower margins, higher taxes paid and unfavourable working capital movements.

Earnings: Adjusted net earnings2 were $101.8 million, or $0.08 per share, for Q4 2021, compared with $335.1 million, or $0.27 per share, for Q4 2020. Full-year adjusted net earnings2 were $541.3 million, or $0.43 per share, compared with $966.8 million, or $0.77 per share, for full-year 2020, primarily due to the decrease in revenue and an increase in exploration expenses.

p. 4 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reported net loss8 was $2.7 million for Q4 2021, compared with reported net earnings of $783.3 million, or $0.62 per share, for Q4 2020. Reported net earnings in full-year 2021 were $221.2 million, or $0.18 per share, compared with $1,342.4 million, or $1.07 per share, in 2020. The decrease in reported net earnings for both periods was mainly as a result of the temporary suspension of milling operations at Tasiast and the deferred mining activity at Round Mountain. A non-cash, after-tax write-down of $106.1 million at Bald Mountain related to a reduced estimate of recoverable ounces from the Vantage heap leach pad in the South area of the mine also contributed to the decrease in net earnings.

Capital expenditures: Capital expenditures were $298.0 million for Q4 2021, in line with $298.3 million for Q4 2020. Capital expenditures for full-year 2021 were $938.6 million and were within the Company’s annual guidance range, compared with $916.1 in 2020. The increase was primarily due to higher expenditures for development activities at La Coipa, the studies at Lobo-Marte and Udinsk, and an increase in capital stripping at Tasiast, partially offset by reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox.

Balance sheet

As of December 31, 2021, Kinross had cash and cash equivalents of $531.5 million, compared with $1,210.9 million at December 31, 2020. The decrease was primarily due to capital expenditures, the $500.0 million repayment of senior notes, the final installment of $141.5 million paid for the Chulbatkan license, and the return of capital of $251.3 million in the form of dividends and share buybacks, partially offset by operating cash flows.

The Company had additional available credit10 of $1,361.2 million as of December 31, 2021 and total liquidity9 of approximately $1.9 billion.

Share buyback and dividend

In 2021, Kinross enhanced shareholder returns through its share buyback and quarterly dividend programs, which are underpinned by the Company’s investment grade balance sheet, free cash flow profile and expected production growth. During the past year, Kinross returned a total of $251.3 million in capital to shareholders.

Kinross has repurchased and cancelled 17.6 million of its common shares for $100.2 million as of December 31, 2021 through its share buyback program.

The Company declared a dividend of $0.03 per common share payable on March 24, 2022 to shareholders of record as of March 9, 2022, as part of its quarterly dividend program. In 2021, Kinross returned a total of $151.1 million in dividends.

Operating results

Mine-by-mine summaries for 2021 fourth-quarter and full-year operating results may be found on pages 14 and 18 of this news release. Highlights include the following:

Americas

Paracatu production for the full year increased compared with full-year 2020 largely due to higher throughput and the timing of ounces processed through the mill, which was largely offset by a decrease in grades. Full-year production cost of sales per ounce sold was higher year-over-year mainly due to increases in operating waste mined, contractor and energy costs, as well as inflationary pressures on consumables, partially offset by favourable foreign exchange movements. In Q4 2021, higher mill throughput contributed to the increase in production compared with the previous quarter, while higher operating waste mined and maintenance costs contributed to the increase in cost of sales per ounce sold.

10 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of the MD&A.

p. 5 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Fort Knox performed well in 2021, as full-year production increased, and cost of sales per ounce sold decreased, compared with full-year 2020. Fort Knox’s positive results were largely as a result of lower-cost ounces recovered from the new Barnes Creek heap leach pad after construction was completed at the Gilmore project in early 2021. Production in Q4 2021 improved quarter-over-quarter, mainly due to timing of ounces processed at the mill, largely offset by fewer ounces recovered from the heap leach pads. Cost of sales per ounce sold was higher quarter-over-quarter primarily as a result of increases in operating waste mined and energy costs. Fort Knox also achieved first production at the Gil satellite deposits during Q4 2021.

At Round Mountain, full-year production was lower year-over-year as a result of deferred mining activities in the north wall of the Phase W area after wall instability was detected in Q1 2021. Production decreased quarter-over-quarter primarily due to fewer ounces recovered from the heap leach pads. Full-year cost of sales per ounce sold increased year-over-year mainly due to lower production, higher operating waste mined, and higher taxes related to production. Cost of sales per ounce sold was largely in line quarter-over-quarter.

The Company implemented initiatives to stabilize the wall in 2021, including dewatering and moving waste material from the pit rim. As a result of the mine optimization program, which was initiated in Q1 2021, 938 Au koz. at Phase S were converted to proven and probable mineral reserves at December 31, 2021 and additional challenges were identified in the west wall of the Phase W area which may affect Round Mountain’s annual production plans post 2024. The program is evaluating further initiatives to enhance wall stability, including shallower pit wall slope angles over a more extensive area, and alternative mine plan opportunities, such as incorporating the Phase S pushback.

The alternative mine plan opportunities also include modified open pit sequencing for Phase W and Phase S and the potential for underground mining for portions of Phase W and Phase X. The Company is planning to construct a drift for underground exploration at Phase X in 2022 after positive exploration results in 2021. Given the mine optimization program’s expanded parameters, results of the analysis are now expected in the second half of 2022.

At Bald Mountain, full-year production increased compared with 2020 mainly due to timing of ounces recovered from the heap leach pads, but was less than expected due to the carbonaceous material encountered at the Vantage heap leach pad. Full-year cost of sales per ounce sold was higher year-over-year largely due to higher operating waste mined and taxes related to production. During Q4 2021, production and cost of sales per ounce sold increased versus the prior quarter mainly due to more ounces recovered from the pads in the North area and higher fuel costs, respectively.

Russia

At Kupol and Dvoinoye, full-year production was lower than full-year 2020 mainly as a result of anticipated lower grades after mining activities were completed at Dvoinoye in November 2020 and the continued processing of related stockpiles. Quarter-over-quarter, lower grades resulted in lower production, as Kupol continued to transition to mining narrower veins. Full-year cost of sales per ounce sold increased compared with 2020 largely as a result of lower production, and decreased quarter-over-quarter mainly due to lower labour costs.

West Africa

Tasiast’s full-year and quarterly production was lower, and cost of sales per ounce sold higher, versus the comparable periods in 2020 primarily due to the mill fire in June 2021. Tasiast made excellent progress re-starting the mill in the second half of the year and completed a successful recommissioning with no material mechanical issues encountered. In Q4 2021, the site achieved its production target of 15,000 Au eq. oz. after re-starting the plant processing lower grade stockpile ore. Throughput gradually ramped up during the quarter, with the mill reaching throughput of 19,000-20,000 tonnes per day in January 2022 on a sustained basis.

In January 2022, the Company reached an agreement with the Government of Mauritania (“Government”) regarding two licenses located west, east and north of the main Tasiast operation. Kinross has agreed to renew exploration activities at these licenses and has committed to spend $10 million in exploration over the next three years. As part of its commitment, the Company is budgeting $5 million for exploration in 2022 at these licenses.

p. 6 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Chirano, full-year production decreased compared with 2020 mainly due to lower grades, partially offset by higher throughput. Full-year cost of sales per ounce sold was higher mainly due to lower production and higher contractor and energy costs. Production decreased quarter-over-quarter mainly due to lower grades, and cost of sales per ounce sold increased over Q3 2021 mainly as a result of the lower production. The mine site exploration program continued to yield excellent results in 2021 and added 400 Au koz. to Chirano’s mineral resource estimates, helping extend mine life by one year to 2026, with opportunities for further mine life extensions.

Great Bear Resources acquisition update

On December 8, 2021, Kinross announced that it had entered into a definitive agreement (“Agreement”) to acquire Great Bear Resources Ltd. (“Great Bear”), which includes the flagship Dixie project located in the prolific Red Lake mining district in Ontario, Canada. The Dixie project has excellent potential to become a top tier deposit that could support a large, long-life mine complex and bolster Kinross’ long-term production outlook.

Under the terms of the Agreement, Kinross has agreed to an upfront payment of approximately $1.4 billion (C$1.8 billion), representing C$29.0011 per Great Bear common share on a fully-diluted basis. The upfront payment will be payable at the election of Great Bear shareholders in cash and Kinross common shares subject to pro-ration to a maximum cash consideration of approximately $1.1 billion (C$1.4 billion) and a maximum of approximately 80.7 million Kinross common shares. The Agreement also includes a payment of contingent consideration in the form of contingent value rights that may be exchanged for 0.1330 of a Kinross common share per Great Bear common share. The contingent consideration will be payable in connection with Kinross’ public announcement of commercial production at the Dixie project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.

Upon completion of the transaction, Kinross expects to rapidly advance exploration activities at the LP Fault zone, the most significant discovery to date at Dixie. These activities include 200,000 metres of planned drilling in 2022, which is expected to largely focus on infill drilling and multiple other targets. Kinross plans to undertake a comprehensive exploration and development program at the Dixie project which aims to support Kinross’ vision of a quality, high-grade, open-pit mine and a longer-term, sizeable underground mine.

Great Bear security holders approved the Agreement on February 14, 2022, with approximately 98% of the votes cast in favour of the acquisition. The Company received final court approval on February 16, 2022, and the transaction is expected to close next week.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 24 of this news release.

This Company Guidance section references attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis and attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial ratios. The definitions of these non-GAAP financial ratios and comparable reconciliations are included on pages 19 to 24 of this news release.

Attributable production guidance1

In 2022, Kinross expects to produce 2.65 million attributable Au eq. oz. (+/- 5%) from its operations, which is a 28% increase from the Company’s 2021 production. Kinross’ annual production is expected to further increase to 2.8 million attributable Au eq. oz. (+/- 5%) in 2023. The Company expects to produce 2.6 million attributable Au eq. oz. in 2024 and has maintained its strong production profile of estimated average production of at least 2.5 million Au eq. oz. per year over the remainder of the decade.

11 Based upon the closing price of a Kinross share on the Toronto Stock Exchange as at December 7, 2021.

p. 7 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Annual attributable gold equivalent production guidance (+/- 5%)
2022	2.65 million oz.
2023	2.8 million oz.
2024	2.6 million oz.

In 2022, attributable production is expected to be higher in the second half of the year, which is largely driven by production from La Coipa, as it is scheduled to reach full operating capacity at mid-year, as well as higher production expected at Paracatu and Tasiast.

Kinross made modest adjustments to its 2022 and 2023 production mid-point guidance estimates, with 2022 expected to be impacted by the COVID-19 Omicron variant’s effect on productivity and supply chain logistics at Tasiast, and fewer ounces expected from the Vantage heap leach pad at Bald Mountain. In 2023, the Company’s production outlook is expected to be impacted by the deferral of some production at several sites, including La Coipa, Bald Mountain, Kupol and Chirano. These deferrals are expected to extend mine life and increase total life of mine production. The Phase W deferral at Round Mountain also impacted the Company’s 2023 production outlook, while the 2024 production outlook excludes the Manh Choh project.

The expected attributable production growth in 2022 and 2023, and Kinross’ strong long-term production profile, represents additional ounces enabled by planned life of mine extensions and projects resulting from the Company’s previous capital investments, continuous improvement programs, and an exploration strategy focused on promising prospects around existing operations.

Inflation impact

The ongoing global impacts of the COVID-19 pandemic and inflation have been factored into the Company’s 2022 attributable cost of sales and capital expenditures guidance. Potential additional inflationary impacts have been excluded from the Company’s directional forecasts on 2023 attributable cost of sales and 2023-2024 capital costs.

Attributable cost of sales guidance1

Attributable production cost of sales is expected to be $830 per Au eq. oz. (+/- 5%) for 2022. Attributable production cost of sales per ounce is expected to be higher in the first half of the year and decrease during the second half of the year largely due to the anticipated increase in production.

Kinross’ attributable production cost of sales per ounce sold outlook for 2023 is expected to be lower compared with 2022, excluding impacts of inflation, mainly due to the planned growth in production.

The Company expects its attributable all-in sustaining cost to be $1,130 per equivalent ounce sold (+/- 5%) for 2022, which is largely in line with 2021 results.

2022 by-product production and cost guidance

Accounting basis	2022 Guidance (+/- 5%)	2021 Actual
Gold equivalent basis
Attributable production (Au eq. oz.)[1]	2.65 million	2.07 million
Attributable production cost of sales per Au eq. oz. [1,2]	$830	$828
Consolidated production cost of sales per Au eq. oz.	$835	$832
Attributable all-in sustaining cost per Au eq. oz. [1,2]	$1,130	$1,138
By-product basis
Gold ounces[1]	2.5 million	2.02 million
Silver ounces	11.6 million	4.3 million
Attributable production cost of sales per Au oz. [1,2]	$790	$799
Attributable all-in sustaining cost per Au oz. [1,2]	$1,100	$1,118

p. 8 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2022 regional attributable production guidance1

Region	2022 production guidance (Au eq. oz.)	Percentage of total forecast production[12]
Americas	1.53 million (+/- 5%)	58%
West Africa (attributable)	770,000 (+/- 10%)	29%
Russia	350,000 (+/- 5%)	13%
TOTAL (attributable)	2.65 million (+/- 5%)	100%

2022 regional attributable cost guidance1

Region	2022 guidance production cost of sales (per Au eq. oz. sold)	2021 production cost of sales (per Au eq. oz. sold)
Americas	$880 (+/- 5%)	$860
West Africa (consolidated)	$710 (+/-10%)	$1,008
West Africa (attributable) [1,2,13]	$700 (+/- 10%)	$991
Russia	$870 (+/- 5%)	$637
TOTAL	$835 (+/- 5%)	$832
TOTAL (attributable) [1,2]	$830 (+/- 5%)	$828

Material assumptions used to forecast 2022 production cost of sales are as follows:

•	a gold price of $1,500 per ounce;
•	a silver price of $20 per ounce;
•	an oil price of $70 per barrel;
•	foreign exchange rates of:
o	5.0 Brazilian reais to the U.S. dollar;
o	1.25 Canadian dollars to the U.S. dollar;
o	70 Russian roubles to the U.S. dollar;
o	750 Chilean pesos to the U.S. dollar;
o	5.50 Ghanaian cedis to the U.S. dollar;
o	35 Mauritanian ouguiyas to the U.S. dollar; and
o	0.85 U.S. dollar to the Euro.

12 The percentages are calculated based on the mid-point of regional 2022 forecast production.

13 Refer to page 14 for reconciliation of West Africa attributable production cost of sales per Au eq. oz. sold.

p. 9 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on attributable production cost of sales per ounce[14];
•	specific to the Russian rouble, a 10% change in this exchange rate would be expected to result in an approximate $25 impact on Russian production cost of sales per ounce;
•	specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per ounce;
•	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on attributable production cost of sales per ounce; and
•	a $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per ounce as a result of a change in royalties.

Capital expenditures guidance

Total capital expenditures for 2022 are forecast to be approximately $1,050 million (+/- 5%) and are summarized in the table below. The capital expenditures guidance is higher than previous estimates mainly due to inflationary pressures, a pull forward of planned spending at Udinsk to de-risk the project schedule, additional stripping at La Coipa with the inclusion of Puren into the project plan, and the inclusion of approximately $50 million for ESG initiatives such as the Tasiast solar power project.

Kinross’ capital expenditures outlook for 2023 and 2024 is expected to be largely in line with 2022 at approximately $1 billion per year. The outlook is based on Kinross’ current baseline production guidance and includes projects such as Udinsk, La Coipa’s Puren deposit and scope changes in the portfolio, which were not included in the Company’s previous multi-year capital expenditure outlook. As Kinross continues to develop and optimize its portfolio, other projects may be incorporated into its capital expenditures, as well as inflation impacts, over the 2023-2024 timeframe. These projects include Manh Choh, which is not included in the 2023 and 2024 capital expenditures outlook.

Region	Forecast 2022 sustaining capital (million)	Forecast 2022 non-sustaining capital (million)	Total forecast capital (+/- 5%) (million)
Americas	$430	$235	$665
West Africa	$40	$170	$210
Russia	$30	$140	$170
Corporate	$5	$0	$5
TOTAL	$505	$545	$1,050

2022 sustaining capital includes the following forecast spending estimates:

• Mine development:	$170 million (Americas); $10 million (Russia); $5 million (West Africa)
• Mobile equipment:	$65 million (Americas); $10 million (Russia); $5 million (West Africa)
• Tailings facilities:	$65 million (Americas); $5 million (West Africa)
• Mill facilities:	$30 million (Americas); $10 million (West Africa); $5 million (Russia)
• Leach facilities:	$40 million (Americas)

2022 non-sustaining capital includes the following forecast spending estimates:

•	Development and growth projects and studies:	$135 million
•	La Coipa Restart (including Puren):	$130 million
•	Udinsk:	$120 million
•	Tasiast West Branch stripping:	$65 million
•	ESG projects:	$50 million
•	Tasiast 24k project:	$45 million

14 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 10 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other 2022 guidance

The 2022 forecast for exploration is approximately $130 million, all of which is expected to be expensed, and is a $10 million increase from last year’s forecast. The exploration program (greenfields and brownfields) will follow up on 2021’s exploration success, including focusing on the Kupol Synergy Zone of Influence (“KSP”), the 130 kilometre radius around Kupol based on an economic trucking distance to the mill, and starting an underground exploration drift at Round Mountain. The exploration forecast does not include activities planned at the Dixie project in Red Lake, Ontario, pending the expected closing of the Great Bear acquisition.

The 2022 forecast for overhead (general and administrative and business development expenses) is approximately $160 million, which is largely in line with last year’s guidance. The Company has made cost improvements over recent years, with 2022 annual overhead guidance down $45 million over the past five years.

Other operating costs expected to be incurred in 2022 are approximately $125 million (+/- 5%), which are principally due to care and maintenance, reclamation, and pandemic-related mitigation measures.

Based on an assumed gold price of $1,500 per ounce and other budget assumptions, tax expense is expected to be $50 million and taxes paid is expected to be $170 million. Adjusting the Brazilian real and Russian rouble to the respective exchange rates of 5.58 and 74.3 to the U.S. dollar in effect at December 31, 2021, tax expense would be expected to be $105 million. Tax expense is expected to increase by 24% of any profit resulting from higher gold prices. Taxes paid is expected to increase by approximately $20 million for every $100 increase in the realized gold price.

Depreciation, depletion and amortization is forecast to be approximately $400 per Au eq. oz. (+/- 5%).

Interest paid is forecast to be approximately $85 million, which includes $35 million of capitalized interest. The interest paid forecast does not include any interest payment related to the expected financing of the Great Bear acquisition.

Environment, Social and Governance

In alignment with its values and culture, Kinross continued to deliver strong ESG performance over the year, ranking in the top quartile of its peer group as measured by ESG ratings from Sustainalytics, MSCI, ISS, Vigeo, Refinitiv and S&P Global’s CSA. Kinross was recognized as one of the industry’s top 10 for ESG performance in the S&P Global Sustainability Yearbook. The Company also retained its “A” level rating by MSCI, and is on track to complete external assurance in conformance with the World Gold Council’s Responsible Gold Mining Principles.

The Company’s injury frequency rates remained low and were in line with its three-year averages, however, these results were overshadowed by a tragic fatality at its Chirano mine and a mill fire at Tasiast. While the latter did not result in injuries, these incidents prompted Safety Stand-Downs, and company-wide, cross-functional discussions about Kinross’ safety culture to share learnings and improve safety performance.

In Alaska, Kinross’ commitment to environmental stewardship was highlighted by its partnership with Trout Unlimited to support the Alaska Abandoned Mine Restoration Initiative (click here for video). The Company committed over $500,000 to support the initiative’s first project, the continued restoration of a historic mining district in which Kinross has not operated. The initiative is the first partnership of its kind in Alaska, with a major mining company and a conservation organization working alongside federal and state land-management agencies to restore the environment and mitigate the impact of historic mining. The Company met or exceeded all site level targets for permitting, water management and closure planning, and also maintained its record of zero tailings breaches for the 29th consecutive year.

p. 11 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In recognition of the global importance of addressing climate change, Kinross outlined its Climate Change Strategy, and has set a target to achieve a 30% reduction in intensity of scope 1 and scope 2 emissions by 2030. Please see the following news release for more information: https://www.kinross.com/Kinross-announces-details-of-its-Climate-Change-Strategy.

In 2021, the Company published its inaugural Climate Report following the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. Kinross also continues to incorporate energy efficient projects into its portfolio and embed climate change considerations into strategic business decisions, including initiating development of a solar power plant at Tasiast, studying to build a power line to connect Udinsk to the regional grid and signing a power purchase agreement for 100% renewable power at La Coipa.

Kinross’ global teams continued efforts to mitigate the risks associated with the ongoing COVID-19 pandemic, and provided support to bolster vaccination rates of its workforce. In February 2022, Kinross donated over $1 million to support response efforts and those affected by the tragic explosion in Apiate, Ghana as the community works to recover and rebuild.

Kinross established an ESG Executive Committee that will report to Senior Leadership and to the Board of Directors on a quarterly basis to help further evolve and strengthen its ESG governance and strategy. The Company also advanced its Inclusion and Diversity (“I&D”) commitment with the establishment of a Global Inclusion and Diversity Council (“GIDC”), which is made up of Kinross’ senior leaders, including the President and CEO. The GIDC was established following a commitment made to the BlackNorth Initiative and is tasked with providing input into the Company’s I&D strategy and action plan.

For more information on Kinross’ sustainability performance, see the Company’s 2020 Sustainability Report and its ESG Analyst Centre page. The Report follows the Global Reporting Initiative (GRI) and Sustainability Accounting Board (SASB) reporting standards and fulfills Kinross’ commitment as a participant in the UN Global Compact.

p. 12 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 17, 2022 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 6090916

Outside of Canada & US – +1 (825) 312-2059; Passcode: 6090916

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 6090916

Outside of Canada & US – +1 (416) 621-4642; Passcode: 6090916

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2021 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2021 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 13 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020
Fort Knox	73,830	57,523	74,384	57,849	$74.1	$51.1	$996	$883
Round Mountain	51,549	89,422	52,723	89,709	51.8	62.2	982	693
Bald Mountain	61,036	51,487	53,559	57,087	50.1	45.4	935	795
Paracatu	138,669	148,218	145,691	150,881	116.9	91.2	802	604
Maricunga	-	414	821	2,035	0.6	1.1	731	541
Americas Total	325,084	347,064	327,178	357,561	293.5	251.0	897	702

Kupol	116,179	130,731	115,893	131,541	75.2	79.1	649	601
Russia Total	116,179	130,731	115,893	131,541	75.2	79.1	649	601

Tasiast	15,253	111,028	15,006	107,865	10.8	60.8	720	564
Chirano (100%)	34,561	39,121	31,633	40,202	45.7	45.6	1,445	1,134
West Africa Total	49,814	150,149	46,639	148,067	56.5	106.4	1,211	719

Less: Chirano non-controlling interest (10%)	(3,456)	(3,912)	(3,163)	(4,020)	(4.6)	(4.6)
West Africa Attributable Total	46,358	146,237	43,476	144,047	51.9	101.8	$1,194	$707

Attributable Total	487,621	624,032	486,547	633,149	420.6	431.9	864	682
Add: Chirano non-controlling interest (10%)	3,456	3,912	3,163	4,020	4.6	4.6
Operations Total	491,077	627,944	489,710	637,169	425.2	436.5	$868	$685

Years ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020
Fort Knox	264,283	237,925	263,590	238,349	$267.2	$251.3	$1,014	$1,054
Round Mountain	257,005	324,277	259,941	319,228	235.9	219.6	908	688
Bald Mountain	204,890	191,282	196,066	186,549	177.5	155.9	905	836
Paracatu	550,560	542,435	549,900	541,506	412.1	358.9	749	663
Maricunga	-	3,546	2,787	8,947	2.0	3.7	718	414
Americas Total	1,276,738	1,299,465	1,272,284	1,294,579	1,094.7	989.4	860	764

Kupol	481,108	510,743	480,968	510,973	306.2	304.5	637	596
Russia Total	481,108	510,743	480,968	510,973	306.2	304.5	637	596

Tasiast	170,502	406,509	174,193	403,789	123.6	235.7	710	584
Chirano (100%)	154,668	166,590	148,293	166,207	201.6	196.1	1,359	1,180
West Africa Total	325,170	573,099	322,486	569,996	325.2	431.8	1,008	758

Less: Chirano non-controlling interest (10%)	(15,467)	(16,659)	(14,829)	(16,621)	(20.2)	(19.6)
West Africa Attributable Total	309,703	556,440	307,657	553,375	305.0	412.2	991	745

Attributable Total	2,067,549	2,366,648	2,060,909	2,358,927	1,705.9	1,706.1	$828	$723
Add: Chirano non-controlling interest (10%)	15,467	16,659	14,829	16,621	20.2	19.6
Operations Total	2,083,016	2,383,307	2,075,738	2,375,548	1,726.1	1,725.7	$832	$726

p. 14 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of U.S. dollars, except share amounts)
	As at
	December 31,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$531.5	$1,210.9
Restricted cash	11.4	13.7
Accounts receivable and other assets	214.5	115.8
Current income tax recoverable	10.2	29.9
Inventories	1,151.3	1,072.9
Unrealized fair value of derivative assets	30.0	6.5
	1,948.9	2,449.7
Non-current assets
Property, plant and equipment	7,617.7	7,653.5
Goodwill	158.8	158.8
Long-term investments	98.2	113.0
Investment in joint venture	7.1	18.3
Other long-term assets	590.9	537.2
Deferred tax assets	6.5	2.7
Total assets	$10,428.1	$10,933.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$492.7	$479.2
Current income tax payable	95.0	114.5
Current portion of long-term debt and credit facilities	40.0	499.7
Current portion of provisions	90.0	63.8
Other current liabilities	23.7	49.7
Deferred payment obligation	-	141.5
	741.4	1,348.4
Non-current liabilities
Long-term debt and credit facilities	1,589.9	1,424.2
Provisions	847.9	861.1
Long-term lease liabilities	35.1	46.3
Other long-term liabilities	127.4	102.4
Deferred tax liabilities	436.8	487.8
Total liabilities	$3,778.5	$4,270.2

Equity
Common shareholders' equity
Common share capital	$4,427.7	$4,473.7
Contributed surplus	10,664.4	10,709.0
Accumulated deficit	(8,492.4)	(8,562.5)
Accumulated other comprehensive income (loss)	(18.8)	(23.7)
Total common shareholders' equity	6,580.9	6,596.5
Non-controlling interests	68.7	66.5
Total equity	6,649.6	6,663.0
Total liabilities and equity	$10,428.1	$10,933.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,244,332,772	1,258,320,461

p. 15 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of U.S. dollars, except share and per share amounts)
	Years ended
	December 31,	December 31,
	2021	2020
Revenue
Metal sales	$3,729.4	$4,213.4

Cost of sales
Production cost of sales	1,726.1	1,725.7
Depreciation, depletion and amortization	840.9	842.3
Impairment charges (reversals) and asset derecognition - net	144.5	(650.9)
Total cost of sales	2,711.5	1,917.1
Gross profit	1,017.9	2,296.3
Other operating expense	294.6	186.5
Exploration and business development	133.1	92.5
General and administrative	126.6	117.9
Operating earnings	463.6	1,899.4
Other income - net	79.2	7.4
Finance income	12.3	4.3
Finance expense	(85.7)	(112.6)
Earnings before tax	469.4	1,798.5
Income tax expense - net	(250.7)	(439.8)
Net earnings	$218.7	$1,358.7
Net (loss) earnings attributable to:
Non-controlling interests	$(2.5)	$16.3
Common shareholders	$221.2	$1,342.4

Earnings per share attributable to common shareholders
Basic	$0.18	$1.07
Diluted	$0.17	$1.06

Weighted average number of common shares outstanding (millions)
Basic	1,259.1	1,257.2
Diluted	1,269.1	1,268.0

p. 16 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of U.S. dollars)
	Years ended
	December 31,	December 31,
	2021	2020
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$218.7	$1,358.7
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	840.9	842.3
Impairment charges (reversals) and asset derecognition - net	144.5	(650.9)
Share-based compensation expense	10.8	13.7
Finance expense	85.7	112.6
Deferred tax (recovery) expense	(63.7)	217.9
Foreign exchange losses and other	72.9	11.8
Reclamation expense	0.1	6.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(50.0)	(120.9)
Inventories	(86.7)	(6.8)
Accounts payable and accrued liabilities	265.4	279.0
Cash flow provided from operating activities	1,438.6	2,064.0
Income taxes paid	(303.4)	(106.4)
Net cash flow provided from operating activities	1,135.2	1,957.6
Investing:
Additions to property, plant and equipment	(938.6)	(916.1)
Interest paid capitalized to property, plant and equipment	(51.1)	(47.9)
Acquisitions	(141.5)	(267.0)
Net additions to long-term investments and other assets	(66.3)	(5.9)
Net proceeds from the sale of property, plant and equipment	1.3	8.4
Decrease (increase) in restricted cash - net	2.3	(23.5)
Interest received and other - net	1.3	2.9
Net cash flow used in investing activities	(1,192.6)	(1,249.1)
Financing:
Proceeds from draw down of debt	200.0	950.0
Repayment of debt	(500.0)	(850.0)
Interest paid	(46.9)	(63.1)
Payment of lease liabilities	(33.8)	(20.7)
Dividends paid to common shareholders	(151.1)	(75.5)
Dividends paid to non-controlling interest	-	(6.0)
Repurchase and cancellation of shares	(100.2)	-
Other - net	8.8	(2.4)
Net cash flow used in financing activities	(623.2)	(67.7)
Effect of exchange rate changes on cash and cash equivalents	1.2	(5.0)
(Decrease) increase in cash and cash equivalents	(679.4)	635.8
Cash and cash equivalents, beginning of period	1,210.9	575.1
Cash and cash equivalents, end of period	$531.5	$1,210.9

p. 17 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)(h)	Gold Eq Production (e)	Gold Eq Sales (e)	Production cost of sales	Production cost of sales/oz	Cap Ex (g)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2021	100	9,203	2,148	8,185	0.73	0.19	82%	73,830	74,384	$ 74.1	$ 996	$ 31.6	$ 30.9
		Q3 2021	100	8,024	2,221	6,395	0.77	0.20	82%	71,336	71,482	$ 67.7	$ 947	$ 37.4	$ 29.7
		Q2 2021	100	9,560	1,939	7,864	0.70	0.22	81%	63,302	62,163	$ 67.7	$ 1,089	$ 18.7	$ 26.7
		Q1 2021	100	8,174	1,751	7,396	0.57	0.20	80%	55,815	55,561	$ 57.7	$ 1,038	$ 25.4	$ 22.5
		Q4 2020	100	8,456	2,583	7,021	0.61	0.20	80%	57,523	57,849	$ 51.1	$ 883	$ 46.0	$ 23.2
	Round Mountain	Q4 2021	100	1,755	1,057	1,529	0.64	0.33	75%	51,549	52,723	$ 51.8	$ 982	$ 50.3	$ 14.5
		Q3 2021	100	1,531	915	4,442	0.63	0.29	76%	63,242	61,405	$ 60.8	$ 990	$ 23.7	$ 16.3
		Q2 2021	100	2,551	1,133	2,552	0.54	0.38	76%	67,928	71,935	$ 60.2	$ 837	$ 20.2	$ 17.4
		Q1 2021	100	3,843	976	4,019	0.70	0.46	81%	74,286	73,878	$ 63.1	$ 854	$ 31.3	$ 17.0
		Q4 2020	100	6,542	988	6,315	0.92	0.50	83%	89,422	89,709	$ 62.2	$ 693	$ 41.2	$ 15.2
	Bald Mountain	Q4 2021	100	5,222	-	5,222	-	0.52	nm	61,036	53,559	$ 50.1	$ 935	$ 17.2	$ 57.2
		Q3 2021	100	5,941	-	5,941	-	0.46	nm	55,559	52,874	$ 48.8	$ 923	$ 7.7	$ 59.4
		Q2 2021	100	5,875	-	5,875	-	0.57	nm	36,887	41,383	$ 41.6	$ 1,005	$ 5.2	$ 39.1
		Q1 2021	100	2,025	-	2,025	-	0.48	nm	51,408	48,250	$ 37.0	$ 767	$ 8.9	$ 40.2
		Q4 2020	100	6,076	-	6,076	-	0.42	nm	51,487	57,087	$ 45.4	$ 795	$ 19.3	$ 44.3
	Paracatu	Q4 2021	100	13,036	15,451	-	0.35	-	77%	138,669	145,691	$116.9	$ 802	$ 49.6	$ 47.7
		Q3 2021	100	14,107	15,085	-	0.37	-	76%	134,425	133,924	$103.7	$ 774	$ 30.0	$ 44.5
		Q2 2021	100	12,624	14,138	-	0.37	-	76%	150,919	143,474	$108.7	$ 758	$ 27.5	$ 50.7
		Q1 2021	100	12,612	15,372	-	0.38	-	75%	126,547	126,811	$ 82.8	$ 653	$ 20.8	$ 37.7
		Q4 2020	100	12,611	12,655	-	0.51	-	77%	148,218	150,881	$ 91.2	$ 604	$ 61.6	$ 58.2
	Maricunga	Q4 2021	100	-	-	-	-	-	nm	-	821	$ 0.6	$ 731	$ -	$ 0.1
		Q3 2021	100	-	-	-	-	-	nm	-	655	$ 0.5	$ 763	$ -	$ 0.3
		Q2 2021	100	-	-	-	-	-	nm	-	580	$ 0.4	$ 690	$ -	$ 0.1
		Q1 2021	100	-	-	-	-	-	nm	-	731	$ 0.5	$ 684	$ -	$ 0.1
		Q4 2020	100	-	-	-	-	-	nm	414	2,035	$ 1.1	$ 541	$ -	$ 0.1
Russia	Kupol (c)(d)(f)	Q4 2021	100	333	430	-	7.74	-	95%	116,179	115,893	$ 75.2	$ 649	$ 8.8	$ 17.1
		Q3 2021	100	316	425	-	8.29	-	96%	120,822	121,798	$ 81.8	$ 672	$ 5.4	$ 18.3
		Q2 2021	100	319	424	-	8.43	-	95%	121,855	121,124	$ 74.5	$ 615	$ 5.5	$ 16.9
		Q1 2021	100	312	418	-	8.71	-	94%	122,252	122,153	$ 74.7	$ 612	$ 6.8	$ 18.2
		Q4 2020	100	293	432	-	9.24	-	95%	130,731	131,541	$ 79.1	$ 601	$ 15.1	$ 31.0
West Africa	Tasiast	Q4 2021	100	1,061	1,068	-	1.50	-	94%	15,253	15,006	$ 10.8	$ 720	$ 52.5	$ 13.1
		Q3 2021	100	822	-	-	-	-	0%	3,847	4,822	$ 8.3	$ 1,721	$ 68.1	$ 21.3
		Q2 2021	100	818	1,161	-	1.67	-	95%	62,438	70,695	$ 53.2	$ 753	$ 70.2	$ 54.2
		Q1 2021	100	843	1,504	-	1.85	-	96%	88,964	83,670	$ 51.3	$ 613	$ 68.6	$ 48.3
		Q4 2020	100	1,206	1,470	-	2.48	-	94%	111,028	107,865	$ 60.8	$ 564	$ 65.0	$ 46.5
	Chirano - 100%	Q4 2021	100	625	869	-	1.48	-	85%	34,561	31,633	$ 45.7	$ 1,445	$ 7.5	$ 15.8
		Q3 2021	100	802	881	-	1.54	-	87%	37,588	34,999	$ 49.4	$ 1,411	$ 9.3	$ 17.0
		Q2 2021	100	933	862	-	1.54	-	88%	38,625	40,517	$ 53.7	$ 1,325	$ 12.8	$ 19.0
		Q1 2021	100	735	821	-	1.81	-	88%	43,894	41,144	$ 52.8	$ 1,283	$ 10.1	$ 21.2
		Q4 2020	100	915	801	-	1.75	-	88%	39,121	40,202	$ 45.6	$ 1,134	$ 11.3	$ 13.1
	Chirano - 90%	Q4 2021	90	625	869	-	1.48	-	85%	31,105	28,470	$ 41.1	$ 1,445	$ 6.8	$ 14.2
		Q3 2021	90	802	881	-	1.54	-	87%	33,829	31,499	$ 44.5	$ 1,411	$ 8.4	$ 15.3
		Q2 2021	90	933	862	-	1.54	-	88%	34,762	36,465	$ 48.3	$ 1,325	$ 11.5	$ 17.1
		Q1 2021	90	735	821	-	1.81	-	88%	39,505	37,030	$ 47.5	$ 1,283	$ 9.1	$ 19.1
		Q4 2020	90	915	801	-	1.75	-	88%	35,209	36,182	$ 41.0	$ 1,134	$ 10.2	$ 11.8

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	The Kupol segment includes the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(d)	Kupol silver grade and recovery were as follows: Q4 2021: 67.11 g/t, 85%; Q3 2021: 72.71 g/t, 87%; Q2 2021: 77.19 g/t, 85%; Q1 2021: 69.95 g/t, 83%; Q4 2020: 65.05 g/t, 84%.
(e)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2021: 76.89:1; Q3 2021: 73.45:1; Q2 2021: 68.05:1; Q1 2021: 68.33:1; Q4 2020: 77.02:1.
(f)	Dvoinoye tonnes of ore processed and grade were as follows: Q4 2021: 110,552, 6.16 g/t; Q3 2021: 111,060, 6.21 g/t; Q2 2021: 103,607, 7.33 g/t; Q1 2021: 109,559, 6.56 g/t; Q4 2020: 115,998, 9.25 g/t.
(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(h)	"nm" means not meaningful.

p. 18 Kinross reports 2021 fourth-quarter and full-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These measures and ratios are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these measures and ratios, together with measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures and ratios prepared in accordance with IFRS. These measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net (loss) earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
	Three months ended		Years ended
	December 31,		December 31,
(expressed in millions of U.S dollars, except per share amounts)	2021	2020	2021	2020
Net (loss) earnings attributable to common shareholders - as reported	$(2.7)	$783.3	$221.2	$1,342.4
Adjusting items:
Foreign exchange losses	3.3	8.2	4.7	7.3
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	16.7	4.6	24.1	101.2
Taxes in respect of prior periods	7.3	39.7	86.3	51.3
Impairment charges (reversals) and asset derecognition - net(a)	144.5	(602.6)	144.5	(650.9)
COVID-19 costs(b)	10.5	23.3	34.8	64.1
Tasiast insurance recoveries	(90.0)	-	(90.0)	-
Tasiast mill fire related costs	19.3	-	60.3	-
Round Mountain pit wall stabilization costs	7.4	-	50.1	-
Mediation settlement provision	17.1	-	42.1	-
Tasiast definitve agreement settlement	-	-	10.0	-
U.S. CARES Act net benefit	-	-	-	(25.4)
Tasiast strike costs	-	-	-	8.3
Other(c)	13.8	9.7	19.0	6.8
Tax effect of the above adjustments	(45.4)	68.9	(65.8)	61.7
	104.5	(448.2)	320.1	(375.6)
Adjusted net earnings attributable to common shareholders	$101.8	$335.1	$541.3	$966.8
Weighted average number of common shares outstanding - Basic	1,254.6	1,258.3	1,259.1	1,257.2
Adjusted net earnings per share	$0.08	$0.27	$0.43	$0.77
Basic (loss) earnings per share attributable to common shareholders	$-	$0.62	$0.18	$1.07

(a)	During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The tax impacts of the impairment and derecognition charges were income tax recoveries of $25.3 million and $13.1 million, respectively. During the year ended December 31, 2020, the Company recorded non-cash reversals of impairment charges of $689.0 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte. The tax impacts on the impairment reversals at Chirano and Lobo-Marte were expenses of $71.6 million and $4.6 million, respectively. There was no tax impact on the impairment reversal at Tasiast. In addition, the Company recorded impairment charges of $38.1 million related to certain supplies inventories.
(b)	Includes COVID-19 related labour, health and safety, donations and other support program costs.
(c)	Other includes various non-recurring impacts, such as one-time costs at sites, and recurring impacts, such as gains and losses on the sale of assets and hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

p. 19 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Free Cash Flow
	Three months ended		Years ended
	December 31,		December 31,
(expressed in millions of U.S dollars)	2021	2020	2021	2020
Net cash flow provided from operating activities - as reported	$197.3	$681.1	$1,135.2	$1,957.6

Less: Additions to property, plant and equipment	(298.0)	(298.3)	(938.6)	(916.1)

Free cash flow	$(100.7)	$382.8	$196.6	$1,041.5

Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
	Three months ended		Years ended
	December 31,		December 31,
(expressed in millions of U.S dollars)	2021	2020	2021	2020
Net cash flow provided from operating activities - as reported	$197.3	$681.1	$1,135.2	$1,957.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	20.6	(47.7)	50.0	120.9
Inventories	68.6	33.1	86.7	6.8
Accounts payable and other liabilities, including income taxes paid	69.5	(138.9)	38.0	(172.6)
	158.7	(153.5)	174.7	(44.9)
Adjusted operating cash flow	$356.0	$527.6	$1,309.9	$1,912.7

p. 20 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table presents a reconciliation of attributable production cost of sales per equivalent ounce sold for the periods presented:

	Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and production cost of sales per equivalent ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$425.2	$436.5	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.6)	(20.2)	(19.6)
Attributable(b) production cost of sales	$420.6	$431.9	$1,705.9	$1,706.1

Gold equivalent ounces sold	489,710	637,169	2,075,738	2,375,548
Less: portion attributable to Chirano non-controlling interest(c)	(3,163)	(4,020)	(14,829)	(16,621)
Attributable(b) gold equivalent ounces sold	486,547	633,149	2,060,909	2,358,927
Attributable(b) production cost of sales per equivalent ounce sold	$864	$682	$828	$723
Consolidated production cost of sales per equivalent ounce sold(d)	$868	$685	$832	$726

See page 24 for details of the footnotes referenced within the table above.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and production cost of sales per ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$425.2	$436.5	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.6)	(20.2)	(19.6)
Less: attributable(b) silver revenue(e)	(23.6)	(28.3)	(107.9)	(91.0)
Attributable(b) production cost of sales net of silver by-product revenue	$397.0	$403.6	$1,598.0	$1,615.1

Gold ounces sold	476,466	622,235	2,015,068	2,324,324
Less: portion attributable to Chirano non-controlling interest(c)	(3,160)	(4,014)	(14,806)	(16,589)
Attributable(b) gold ounces sold	473,306	618,221	2,000,262	2,307,735
Attributable(b) production cost of sales per ounce sold on a by-product basis	$839	$653	$799	$700
Consolidated production cost of sales per equivalent ounce sold(d)	$868	$685	$832	$726

See page 24 for details of the footnotes referenced within the table above.

p. 21 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and costs per ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$425.2	$436.5	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.6)	(20.2)	(19.6)
Less: attributable(b) silver revenue(e)	(23.6)	(28.3)	(107.9)	(91.0)
Attributable(b) production cost of sales net of silver by-product revenue	$397.0	$403.6	$1,598.0	$1,615.1
Adjusting items on an attributable(b) basis:
General and administrative(f)	32.0	36.1	126.6	117.9
Other operating expense - sustaining(g)	1.6	0.7	10.6	9.6
Reclamation and remediation - sustaining(h)	11.0	16.0	43.2	54.0
Exploration and business development - sustaining(i)	9.2	13.2	40.0	48.3
Additions to property, plant and equipment - sustaining(j)	154.5	136.2	386.0	373.5
Lease payments - sustaining(k)	9.6	7.1	32.8	19.7
All-in Sustaining Cost on a by-product basis - attributable(b)	$614.9	$612.9	$2,237.2	$2,238.1
Other operating expense - non-sustaining(g)	10.3	17.2	38.1	55.9
Reclamation and remediation - non-sustaining(h)	0.9	1.3	3.4	5.0
Exploration and business development - non-sustaining(i)	27.7	17.4	91.3	43.3
Additions to property, plant and equipment - non-sustaining(j)	141.8	160.1	544.6	536.9
Lease payments - non-sustaining(k)	0.1	0.1	1.0	1.0
All-in Cost on a by-product basis - attributable(b)	$795.7	$809.0	$2,915.6	$2,880.2
Gold ounces sold	476,466	622,235	2,015,068	2,324,324
Less: portion attributable to Chirano non-controlling interest(c)	(3,160)	(4,014)	(14,806)	(16,589)
Attributable(b) gold ounces sold	473,306	618,221	2,000,262	2,307,735
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$1,299	$991	$1,118	$970
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,681	$1,309	$1,458	$1,248
Consolidated production cost of sales per equivalent ounce sold(d)	$868	$685	$832	$726

See page 24 for details of the footnotes referenced within the table above.

p. 22 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and costs per equivalent ounce)	2021	2020	2021	2020
Production cost of sales - as reported	$425.2	$436.5	$1,726.1	$1,725.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.6)	(4.6)	(20.2)	(19.6)
Attributable(b) production cost of sales	$420.6	$431.9	$1,705.9	$1,706.1
Adjusting items on an attributable(b) basis:
General and administrative(f)	32.0	36.1	126.6	117.9
Other operating expense - sustaining(g)	1.6	0.7	10.6	9.6
Reclamation and remediation - sustaining(h)	11.0	16.0	43.2	54.0
Exploration and business development - sustaining(i)	9.2	13.2	40.0	48.3
Additions to property, plant and equipment - sustaining(j)	154.5	136.2	386.0	373.5
Lease payments - sustaining(k)	9.6	7.1	32.8	19.7
All-in Sustaining Cost - attributable(b)	$638.5	$641.2	$2,345.1	$2,329.1
Other operating expense - non-sustaining(g)	10.3	17.2	38.1	55.9
Reclamation and remediation - non-sustaining(h)	0.9	1.3	3.4	5.0
Exploration and business development - non-sustaining(i)	27.7	17.4	91.3	43.3
Additions to property, plant and equipment - non-sustaining(j)	141.8	160.1	544.6	536.9
Lease payments - non-sustaining(k)	0.1	0.1	1.0	1.0
All-in Cost - attributable(b)	$819.3	$837.3	$3,023.5	$2,971.2
Gold equivalent ounces sold	489,710	637,169	2,075,738	2,375,548
Less: portion attributable to Chirano non-controlling interest(c)	(3,163)	(4,020)	(14,829)	(16,621)
Attributable(b) gold equivalent ounces sold	486,547	633,149	2,060,909	2,358,927
Attributable(b) all-in sustaining cost per equivalent ounce sold	$1,312	$1,013	$1,138	$987
Attributable(b) all-in cost per equivalent ounce sold	$1,684	$1,322	$1,467	$1,260
Consolidated production cost of sales per equivalent ounce sold(d)	$868	$685	$832	$726

See page 24 for details of the footnotes referenced within the table above.

p. 23 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(d)	“Consolidated production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.
(e)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(f)	“General and administrative” expenses is as reported on the consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(g)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(h)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(i)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(j)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the year ended December 31, 2021, primarily related to major projects at Tasiast, La Coipa, Udinsk, Fort Knox and Round Mountain. Non-sustaining capital expenditures during the year ended December 31, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain.
(k)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

p. 24 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2021 full-year results and guidance”, “2021 Q4 highlights”, “Environment, Social Governance (ESG)”, “CEO Commentary”, “Operating Results”, “Great Bear Resources acquisition update”, “Development Projects”, and “Company Guidance” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “outlook”, “plan”, “potential”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (17) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (18) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (19) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, and the ongoing Sunnyside settlement regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (20) that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (21) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (22) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations; (23) that the Great Bear Resources acquisition will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (24) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the project; and (25) the Company’s estimates regarding the timing of completion of the 21k and 24k projects. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, the Annual Information Form dated March 30, 2021 and the “Cautionary Statement on Forward-Looking Information” in our greenhouse gas emissions news release dated February 16, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 25 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

p. 26 Kinross reports 2021 fourth-quarter and full-year results	www.kinross.com